DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net


July 13, 2012


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

Re: Ballroom Dance Fitness, Inc.
Amendment No. 15 to Registration Statement on Form S-1
Filed June 19, 2012
File No. 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated July 3, 2012 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 16 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General Information About the Company, page 5

1. It appears that the first paragraph of this section should be updated to reflect the most recent financial information and for consistency with the paragraph prior. Please revise to reflect results as of March 31, 2012.

The Company has added new financial info for March 31, 2012 and has revised to disclose that the Company as an Emerging Growth Company as follows:

The Company has generated limited revenues since its inception, totaling $36,047 through March 31, 2012. The Company has lost $(1,433) in three months 2012 and total loss from inception of $(30,394). We are an Emerging Growth Company.

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Division of Corporate Finance
Page Two
July 13, 2012

2. Refer to your discussion of the fact that you are considered an "emerging growth Company." At the end of this discussion, please add a cross-reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies" for a further discussion of the extended transition period for complying with new or revised accounting standards.

The Company added cross references to MD&A and Critical Accounting Policies at pages 5 and 31.

Risk Factors, page 10

3. We note your response to our prior comment 4 that you have added a risk factor that addresses the risk that your financial results may be impacted because receiving a dance certification from you is discretionary as the dance instructors are not required to receive certification by any sanctioning body. However, we are unable to find such revised disclosure. Please revise or advise.

The Company has added a risk factor to the Risk Factors section at page 10, as follows:

We also intend to offer classes to individuals who want to become certified Ballroom Dance Fitness trainers and teach Ballroom Dance Fitness classes. Anyone interested in becoming a Ballroom Dance Fitness instructor will be required to attend a six hour training class and to keep their instructor status current. We intend to charge a one-time fee of $250 and then charge an annual certification renewal fee. The Company projects to earn revenues in 2012 of $65,000 from 260 instructors and increase 2013 revenues to $355,000 earned from 1,420 instructors; the Company may not reach these projections, reducing the profits of the company.

We are not currently profitable and may not become profitable, page 10

4. Refer to your discussion of the fact that you are not profitable. Please revise this discussion for clarity. Specifically, you state that you "may not achieve or maintain." Please complete this sentence to indicate what it is that you may not achieve or maintain.
In addition, it appears that your auditors have expressed substantial doubt about your ability to continue as a going concern. If our understanding is correct, please revise to clarify.

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Division of Corporate Finance
Page Three
July 13, 2012

The Company has revised this risk factor at page 10, as follows:

We will be required to obtain additional financing to continue to operate our business. At our current state of nominal operations, we need $1,500,000 for the next 12 months. The monthly burn rate is based on 5 staff at ($20,000/month), ($12,000) G&A, and ($10,000) advertising totaling
$42,000/month and $504,000 burn a year. The Company expects we will need and additional $250,000 to produce the DVD for advertising and the fitness DVD plus $250,000 to kick off the advertising campaign; adding another $500,000. The Company needs $1,500,000 to fully implement its business plan and sustain such operations for a period of 12 months. The auditors Opinion Letter of April 26, 2012 states the Company's continued losses creates doubt that the Company has the ability to continue as a going concern.

We will need to obtain additional financing, page 12

5. We note your response to our prior comment 6 and reissue. Please revise to reconcile your disclosure in this risk factor that you expect that you will need a total of $1,500,000 in order to fully implement your business plan and sustain operations for a period of 12 months with your disclosure on pages 3, 11 and 20 that you expect that you will need to raise $1,200,000 in order to fully implement your business plan and sustain operations for a period of 12 months.

We have revised this risk factor at page 12, as follows:

We will be required to obtain additional financing to continue to operate our business. At our current state of nominal operations, we need $1,500,000 for the next 12 months. The monthly burn rate is based on 5 staff at ($20,000/month), ($12,000) G&A, and ($10,000) advertising totaling
$42,000/month and $504,000 burn a year. The Company expects we will need and additional $250,000 to produce the DVD for advertising and the fitness DVD plus $250,000 to kick off the advertising campaign, adding another $500,000. The Company needs $1,500,000 to fully implement its business plan and sustain such operations for a period of 12 months.

Description of Business, page 19

Organizational History, page 19

6. We note your projection that you will earn revenues of $65,000 in 2012 from 260 instructors and $355,000 in 2013 from 1,420 instructors. Please tell us your basis for such projections. Do you mean to state that the majority of these instructors have already paid you for fitness certifications? We note that your revenues have been primarily generated from dance lessons. Alternatively, delete such projections.

The Company projections are based on competitive success with Certifications for instructors. Zumba has over 20,000 instructors around the world and Jazzercise has over 7,300 instructors teaching 32,000 classes weekly. Zumba charges $300 for a 4 hour Certification and earned $6 million in 2010, and Jazzercise earned $93 million in 2007. Ballroom Dance Fitness is projecting 1,420 instructors in the first year of operations.

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Division of Corporate Finance
Page Four
July 13, 2012

Management's Discussion Financial Condition, page 30 and Analysis of Operations, page 35

7. We note that you have appropriately added a comparative discussion of results of operations and liquidity and capital resources for the most recent fiscal quarter. In accordance with Regulation S-K, Item 303(a), please revise your MD&A to include a discussion of the December 31, 2011 comparative results in addition to the interim results which you have included. We note that this discussion was previously included on pages 32 and 33 of Amendment No. 13 to your Form S-1. However you have omitted it in this amendment.

We have revised page 34 to reinstate the discussion of the December 31, 2011 comparative results, as follows:

Twelve Month Period Ended December 31, 2011 compared to Twelve Month Period Ended December 31, 2010.

Our net loss for the twelve month period ended December 31, 2011 was $(6,615) compared to a net loss of$(11,088)during the twelve month period ended December 31, 2010. During the twelve month period ended December 31, 2011, we generated revenue of $11,387 compared to generation of revenue of $14,879 during the twelve month period ended December 31, 2010. Our revenues consisted of fitness classes and private ballroom lessons. In the future, we will focus on revenues to be generated from our fitness DVD and website accessory orders. The fitness classes and private dance lessons are not recurring revenues items.

During the twelve month period ended December 31, 2011, we incurred operating expenses of $18,002 compared to $25,967 incurred during the twelve month period ended December 31, 2010. The decrease in operating expenses was primarily attributable to the following items: reduction in license fees of $4,825 and reduction in professional fees of $5,745.

Therefore, our net loss for the twelve month period ended December 31, 2011 was $(6,615) or $(0.00) per share compared to a net loss $(11,088) or $(0.00) per share incurred during the twelve month period ended December 31, 2010.

Results for the year December 31, 2011 cash balance was $99 compared to 2010 cash balance of $676; assets in 2011 were $99 compared to December 31, 2010 assets of $676; liabilities December 31, 2011 were $16,194 compared to $10,156 in December 31, 2010. The accumulated deficit December 2011 was $(28,961) compared to $(22,346) in December 31, 2010. The accumulated deficit increase was due to less revenues for the year, the deficit will increase in 2012 and beyond, if financing is not available to implement the business plan. The operating results for year end 2011 showed revenues of $11,387 and loss of $(6,615) compared to the period December 31, 2010 revenues of $14,879 and loss of $(11,088).

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Division of Corporate Finance
Page Five
July 13, 2012

Cash Flows from Operating Activities, page 33

8. Within your disclosure, you state that cash flows "used in" operating activities as of March 31, 2012 were $242 compared to $(675) "provided" by operating activities as of March 31, 2011. However, this does not appear to agree with your statement of cash flows on page F-14, which shows cash flows provided by operating activities of $242 as of March 31, 2012 and cash flows used by operating activities of $(675) as of March 31, 2011. Please revise accordingly or advise.

The Company has revised the "Cash Flows from Operating Activities" disclosures at page 35 to track the language and financial disclosures in the Statement of Cash Flows in the financial statements.

Accounting Policies and Estimates, page 35

9. Please expand your disclosure to explain that Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an "emerging growth company" can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Act. Clarify, if true, that you have elected to take advantage of the extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Explain that, until the date that you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date upon which you will adopt the recently issued accounting standard.

The Company has expanded JOBS Act disclosure in the Critical Accounting Policies section at page 36.

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Division of Corporate Finance
Page Six
July 13, 2012

Certain Relationships and Related Transactions, page 35

10. In the last paragraph of this section, you refer to the table on page 20 within the document. It appears the page referenced should be page 22. Please revise accordingly or advise.

The Company has revised to correct the page number cross reference . The Company has agreed to repay such loans upon the receipt of sufficient working capital outlined in table on page 22 of this document.

11. We refer you to our prior comment 10 from our letter dated May 11, 2012. In your June 19, 2012 response letter, you state that this comment has been addressed through revised disclosure within the document. The areas of the document which were revised are unclear. As such, this comment is reissued in full. Please revise the document accordingly to explain how the stock transactions on February 26, 2009 and on March 15, 2010 have been reported in your statements of stockholders' equity and in cash flows.

We have revised at page 37, as follows:

On February 26, 2009, the Company issued 5,000 shares of Common Stock, at $0.20 per share, to Karen Krystyan (Sean's mother) for an aggregate of $1,000 as common stock, which was recorded in (i) the Statement of Shareholders Equity in line item, "Founders Stock in Exchange for Service" and, (ii) the Statement of Cash Flows in line item, "Stock Issued for Services". The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, due to the fact that it was an isolated issuance to one person and that person was an immediate family member of the one of the Company's founders. No material was provided to the investor in connection with this sale.

On March 15, 2010, the Company issued a total of 250,000 shares of Common Stock to Clark Forhan for aggregate cash consideration of $25.00, which was recorded in (i) the Statement of Shareholders Equity in line item, "Stock Issued for Services" and, (ii) the Statement of Cash Flows in line item, "Stock Issued for Services". The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, due to the fact it was an isolated issuance to one person and that person was an immediate family member of the Company's founders. No material was provided to the investor in connection with this sale.

Report of Independent Registered Public Accounting Firm, page F-2

12. Please refer to our prior comment 13 from our letter dated May 11, 2012. It does not appear that the appropriate changes have been made and, as such, we reissue that comment in full. Specifically, we refer you to the last paragraph of the auditor's opinion on page F-2, which still references financial statements from 2009 which are no longer included in the document. Please revise.

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Division of Corporate Finance
Page Seven
July 13, 2012

The Company has made correction as requested at page F-2.

Balance Sheet, page F-12

13. Within the stockholders' equity section of the balance sheet, please revise the common stock caption to describe the shares shown as outstanding as of March 31, 2012 and December 31, 2011.

The Company has made corrections to the Balance Sheet at page F-12.

Note 4: Loans from Shareholders, page F-19

14. Please revise and update this disclosure to state the appropriate loans from shareholders amount as of March 31, 2012.

The Company has made correction at page F-19. Loans from shareholders at December 31, 2011 amounted to $9,119.

Sincerely,

Diane D. Dalmy

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